                                                                     EXHIBIT 4.1


                                 STEELCASE INC.


                           DEFERRED COMPENSATION PLAN



                           Effective September 1, 1999

                                TABLE OF CONTENTS

PREAMBLE ..........................................................................1

ARTICLE I
DEFINITIONS........................................................................1
         1.1      Administrative Committee.........................................1
         1.2      Beneficiary......................................................1
         1.3      Base Salary......................................................1
         1.4      Bonus............................................................2
         1.5      Code.............................................................2
         1.6      Competition......................................................2
         1.7      Deferral Account.................................................2
         1.8      Deferral Date....................................................2
         1.9      Deferral Period..................................................2
         1.10     Deferral Year....................................................2
         1.11     Disabled.........................................................2
         1.12     Election Period..................................................3
         1.13     Employee.........................................................3
         1.14     ERISA............................................................3
         1.15     Gross Misconduct.................................................3
         1.16     Participant......................................................3
         1.17     Payment Date.....................................................3
         1.18     Plan Year........................................................3

ARTICLE II
ELIGIBILITY........................................................................4

ARTICLE III
DEFERRAL OF BASE SALARY OR BONUS...................................................4
         3.1      Deferral Elections...............................................4
         3.2      Changes and Revocations in Elections.............................4
         3.3      Special Rules for First Plan Year................................5

ARTICLE IV
DEFERRAL ACCOUNT...................................................................5
         4.1       Deferral Accounts...............................................5
         4.2       Debits/Credits to Deferral Accounts.............................5
         4.3       Investment Media................................................5


ARTICLE V
PAYMENTS .................................................................6
         5.1       Timing.................................................6
         5.2       Form for Payment.......................................6
         5.3       Payment Medium.........................................7
         5.4       Accelerated Benefit Payment............................7

ARTICLE VI
MISCELLANEOUS.............................................................8
         6.1       No Trust...............................................8
         6.2       Funding Arrangements...................................8
         6.3       Nonforfeitability......................................8
         6.4       Spendthrift Provision..................................9
         6.5       Successors, Etc........................................9
         6.6       Severability...........................................9
         6.7       Governing Law..........................................9
         6.8       No Employment Rights...................................9
         6.9       Gender and Number Construction.........................9
         6.10      Amendment and Termination of Plan......................9
         6.11      Interpretation and Implementation......................9
         6.12      Deferred Compensation Committee.......................10
         6.13      Claims and Appeals....................................10
         6.14      Other Benefits........................................10

                                    PREAMBLE


         Steelcase Inc. (the "Company") is establishing the Steelcase Inc. Deferred Compensation Plan (the "Plan"), effective September 1, 1999, to provide a select group of its management and highly compensated employees an opportunity to defer a portion of their income.


                                    ARTICLE I
                                   DEFINITIONS


         The following words and phrases, wherever capitalized, shall have the following meanings, unless the context requires otherwise:


         1.1 "Administrative Committee" means the Chief Executive Officer, the Chief Financial Officer, the Vice President Human Resources and the Director of Compensation and/or any other individuals designated by the Compensation Committee of the Company's Board of Directors to administer this Plan and any other plan designated by the Compensation Committee.

         1.2 "Beneficiary" means the individual, trust, or other entity designated by the Participant to receive any amounts payable with respect to the Participant under the Plan after the Participant's death. A Participant may designate or change a Beneficiary by filing a signed designation with the Committee on a form approved by the Committee. A Participant's Will is not effective for this purpose. If the Participant has not designated a Beneficiary or none so designated survive, the Beneficiary will be the Participant's surviving spouse, if any; otherwise the Participant's children, including those by adoption, dividing the distribution equally among the Participant's children, with the living issue of any deceased child taking their parent's share by right of representation; if none, the Participant's parents, in equal shares; if none, the Participant's living brothers and sisters in equal shares; if none the Participant's estate, if under active administration, and if not, the Participant's heirs under the laws of Intestacy of the State of Michigan. Notwithstanding the above, if the Participant designates his or her spouse as a Beneficiary, and the Participant later divorces that spouse, the Participant's designation of his or her spouse as Beneficiary shall be null and void, and the portion of the Participant's benefits that would, but for this provision, be payable to the Participant's spouse will be payable instead as designated in the Participant's designation of Beneficiary as if the spouse had predeceased the Participant.

         1.3 "Base Salary" means a Participant's regular salary (unreduced by any deferrals made on a pre-tax basis to any plan under Code Sections 401(k) or
125), exclusive of any Bonus, deferred compensation payments, fringe benefits, and other special items, such as stock options.

         1.4 "Bonus" means, with respect to any Plan Year, the annual bonus paid to the Participant for the Company's related fiscal year under the Company's Management Incentive Plan, excluding the long-term incentive portion of such bonus, and any additional amount which is designated by the Administrative Committee as a bonus available for deferral for that Plan Year for purposes of this Plan.

         1.5 "Code" means the Internal Revenue Code of 1986, as amended.

         1.6 "Competition" means directly or indirectly engaging in competition with the Company or any subdivision, subsidiary, or affiliate of the Company or becoming employed by or performing services for any person or entity engaged in competition with the Company or any subdivision, subsidiary, or affiliate of the Company without prior approval of the Administrative Committee. A Participant engages in competitive activity if the Participant is engaged in self-employment or employment other than with the Company, its affiliates, or distributors, in the manufacture, design or distribution of office furniture or office systems, or by providing services to entities which are engaged in such manufacture, design or distribution. By way of example, such entities include, but are not limited to: Haworth, Inc.; Herman Miller, Inc.; Hon Industries, Inc.; Knoll, Inc.; Teknion, Inc.; U.S. Office Products Company; and their affiliates and dealers. The ownership of a one-percent or greater interest in any entity engaged in competitive activities will be deemed the equivalent of actual employment or self-employment.

         1.7 "Deferral Account" means the bookkeeping account established by the Administrative Committee with respect to the Participant pursuant to Article IV (Deferral Account) for the purpose of recording the amount of the Participant's Base Salary and Bonus being deferred pursuant to this Plan and the amount of any earnings, profits, gains or losses credited/debited thereto pursuant to Article IV (Deferral Account).

         1.8 "Deferral Date" means the date on which the deferred portion of the Base Salary and/or Bonus would have been paid to the Participant had the Participant not made an election to defer under Section 3.1 (Deferral Election).

         1.9 "Deferral Period" means the interval between the Deferral Date and the first Payment Date.

         1.10 "Deferral Year" means a Plan Year during which Base Salary or Bonus is earned by a Participant and is deferred pursuant to Article III (Deferral of Base Salary or Bonus).

         1.11 "Disabled" or "Disability" means a physical or mental condition of the Participant which either qualifies him or her for long-term disability benefits under the Company's long term disability plan, or if he or she is not covered by that plan, would qualify him or her for such benefits if he or she were covered (as determined by the Administrative Committee).

         1.12 "Election Period" means the once-per-year period designated by the Administrative Committee before each Deferral Year during which elections under Articles III (Deferral of Base Salary or Bonus) and V (Payments) must be made.

         1.13 "Employee" means a person who is employed by the Company, or any of its subsidiaries or affiliates.

         1.14 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         1.15 "Gross Misconduct" means any conduct determined to be "gross misconduct" by the Administrative Committee.

         1.16 "Participant" means an Employee who:

               (a) participates in the Company's Management Incentive Plan and has a minimum Base Salary in an amount determined by the Administrative Committee; or

               (b) is designated by the Administrative Committee as eligible to participate in the Plan for a particular period;

                    and

               (c) consents in writing to the Company's purchase and ownership of insurance on his or her life.

A list of the Participants for each Deferral Year shall be maintained by the Administrative Committee and is hereby incorporated by reference.

         1.17 "Payment Date" means the date payments of a Deferral Account commence pursuant to Section 5.1 (Timing) and each annual anniversary of that date.

         1.18 "Plan Year" means the Company's fiscal year, which is currently the approximately 12-month period ending on the last Friday of February each year, except that the first Plan Year shall be a short Plan Year beginning September 1, 1999, and ending on February 25, 2000.

                                   ARTICLE II
                                   ELIGIBILITY


         Prior to the Election Period before each Deferral Year, the Administrative Committee shall identify the Participants who shall be eligible to make an election to defer their Base Salary and/or Bonus for the following five Deferral Years.


                                   ARTICLE III
                        DEFERRAL OF BASE SALARY OR BONUS


         3.1 Deferral Elections. During the Election Period, for the first Deferral Year in which a Participant is eligible to participate in the Plan, the Participant may elect a specified dollar amount of his or her Base Salary and/or a specified percentage (in whole percentages only) of his or her Bonus to be earned in the following five Deferral Years which shall not be paid in cash, but shall instead be deferred and distributed to the Participant (or in the event of the Participant's death, to his or her Beneficiary) in accordance with the provisions of Article V (Payments). During the Election Period occuring at the end of that five-Deferral Year period, and during the Election Period at the end of each five-Deferral Year period thereafter, the Participant may make a similar elction for the five Deferral Years following the applicable Election Period. The minimum annual deferral amount is $2,500. The maximum annual deferral amount is 25% of the Participant's Base Salary and 50% of the Participant's Bonus. The Administrative Committee may further limit or increase, at any time prior to the expiration of an Election Period, the maximum amount of Base Salary or Bonus that can be deferred by any Participant annually in the following Deferral Years. Any election to defer shall not be effective unless the Participant also completes any forms as may be required by the Administrative Committee, including, but not limited to, the selection of investment media in which his or her Deferral Account shall be deemed invested pursuant to Section 4.3 (Investment Media) and any life insurance forms.

         3.2 Changes and Revocations in Elections. Elections generally may not be changed during the five Deferral Years for which they are in effect, except that an election to increase the amount deferred may be made during an Election Period with respect to the Deferral Years remaining in the five-Deferral Year Period, subject to the Plan maximums and any additional limits as may be imposed by the Administrative Committee. Upon approval of the Administrative Committee, a Participant may at any time, with respect to Base Salary or Bonus amounts not year earned, either decrease the amount to be deferred from Base Salary and/or Bonus or revoke his or her election entirely. If an election to defer Bonus amounts is changed or revoked during the course of the Plan Year, the amount of Bonus deferred for the Plan Year shall be pro-rated to reflect the proportion of the Plan Year during which the election(s) to defer was (were) in effect.

         3.3 Special Rules for First Plan Year. An election made by Participants during the first Election Period to defer Base Salary shall apply to Base Salary earned on and after September 20, 1999. If an election is made by a Participant during the first Election Period to defer Bonus, the amount to be deferred for the first Deferral Year shall be determined by multiplying the amount of the Participant's Bonus earned for the Company's fiscal year ending in February 2000 by a fraction, the numerator of which is the number of days between September 20, 1999, and February 25, 2000 (the last day of the Company's fiscal year), and the denominator of which is 365.

                                   ARTICLE IV
                                DEFERRAL ACCOUNT


         4.1 Deferral Accounts. The Administrative Committee shall establish a Deferral Account for each Participant. The portion of each Participant's Base Salary and Bonus deferred pursuant to Article III (Deferral of Base Salary or Bonus) shall be credited to his or her Deferral Account as of the applicable Deferral Date. The Administrative Committee may establish subaccounts within each Deferral Account for each Deferral Year, as may be necessary to properly record each Participant's deferral. The Administrative Committee shall maintain records for each Deferral Account and any subaccounts until the balance of the Deferral Account has been paid in full pursuant to Article V (Payments). The Administrative Committee may engage the services of any third parties it deems appropriate to provide assistance with record keeping.

         4.2 Debits/Credits to Deferral Accounts. As of the dates as may be designated by the Administrative Committee subsequent to the establishment of the Participant's Deferral Account, until the first day of the Plan Year following the Participant's termination of employment, death, or Disability, the Administrative Committee shall credit/debit the Deferral Account with earnings, profits, gains or losses that would have been credited/debited if assets equal to the balance of the Deferral Account had been invested in certain designated mutual funds or other investment media. Thereafter, the Administrative Committee shall credit the Deferral Account with a rate of interest to be determined by the Administrative Committee until the entire Deferral Account is distributed. In the event the Participant is terminated from employment on account of Gross Misconduct or subsequent to his or her termination of employment engages in Competition with the Company, the Participant's Deferral Account to be paid pursuant to Section 5.1 (Timing) and Section 5.2 (Form of Payment) shall be reduced by any debits or credits previously made to the Deferral Account under this Section 4.2.

         4.3 Investment Media. The Administrative Committee, in its sole discretion, may periodically designate certain mutual funds or other investment media (having varying risk/return characteristics) from which the Participant may request that his or her Deferral Account should, for purposes of Section 4.2 (Debits/Credits to Deferral Accounts), be deemed invested. The Participant may request that he or she be permitted to alter his or her selection among any such funds, either for the Participant's existing Deferral Account balance and/or future deferrals, in one percent increments (or in such other increments as the Administrative Committee may specify), once in each Plan Year quarter (or at other intervals selected by the Administrative Committee), to be effective as of the first day of the next Plan Year quarter (or at other times specified by the Administrative Committee). Subaccounts within each Deferral Account shall be deemed invested pro rata within the funds selected by the Participant. The Administrative Committee may elect either to invest deferred amounts as elected by the Participant, invest the deferred amounts in any other manner or not invest the deferred amounts. The actual investment of any Deferral Account shall not affect the obligation of the Company to provide a benefit as if the Deferral Account were actually invested as suggested by the Participant. The Administrative Committee shall establish such procedures and forms as are appropriate to implement the fund selection process of this Section 4.3.

                                    ARTICLE V
                                    PAYMENTS


         5.1 Timing. The Participant's Deferral Account shall be paid or begin to be paid to the Participant, or to his or her Beneficiary in the event of his or her death, as soon as administratively feasible following the end of the Plan Year in which Participant terminates employment, becomes Disabled, or dies.

         5.2 Form for Payment. The Participant shall elect in writing, as part of his or her initial deferral election under Section 3.1 (Deferral Elections), the period over which the balance of his or her Deferral Account shall be paid by the Company to the Participant (or in the event of his or her death, to his or her Beneficiary) from among the following:

             (a)   one lump sum,

             (b)   annual payments over a period of five years, or

             (c)   annual payments over a period of ten years;

provided, however, that the Administrative Committee may elect to distribute the entire nonforfeitable balance of the Deferral Account, as described in Section
6.3 (Nonforfeitability), in a single lump sum payment to the Participant or his or her Beneficiary if the balance of the Deferral Account is less than $50,000, or in the event the Participant becomes Disabled, dies, is terminated from employment on account of Gross Misconduct, or subsequent to his or her termination of employment engages in Competition with the Company. The Participant's election may be changed at any time, but shall not be effective unless the Participant remains employed with the Company or its affiliates for at least 12 months after the change of election is filed with the Administrative Committee.

         5.3 Payment Medium. The payments made by the Company with respect to the Participant's Deferral Account pursuant to Sections 5.1 (Timing) and 5.2 (Form for Payment) above shall be made in cash (reduced by applicable tax withholdings) and annual payments made in accordance with Section 5.2(b) shall be in an amount equal to a percentage of his or her relevant subaccount balance on the relevant Payment Date, determined by dividing the subaccount balance at the applicable Payment Date by the total remaining years of the payout term.

     Example: Assume Participant elected a five-year payout. An amount equal to the subaccount balance would be paid out as indicated below.

                                                       Percentage of Sub-
                  Payment Date                         Account Balance Paid


                  First Payment Date                           20%
                  Second Payment Date                          25%
                  Third Payment Date                       33 1/3%
                  Fourth Payment Date                          50%
                  Fifth Payment Date                          100%

         5.4 Accelerated Benefit Payment. Notwithstanding anything to the contrary herein, the Company shall pay the amount(s) payable under this Plan to a Participant before such amount(s) would otherwise be paid (and in discharge of all obligations with respect thereto) if, based on any of the following events, the Administrative Committee determines, in good faith based on consultation with counsel, that such Participant has or will recognize income for federal income tax purposes with respect to such amount(s) before such amount(s) are otherwise to be paid:

                  (a) a change in the Code or Title I of ERISA, or the Treasury or Department of Labor Regulations thereunder, respectively, or a binding or predominant judicial construction thereof,

                  (b) a published ruling or similar announcement issued by the Internal Revenue Service or the Department of Labor,

                  (c) a decision by a court of competent jurisdiction involving a Participant, a Beneficiary, the Company or any of the Company's subsidiaries or affiliates, or

                  (d) a final determination of tax liability following a contested tax or ERISA dispute or audit (or a closing agreement made under Section 7121 of the Code) that involves a Participant, a Beneficiary, the Company or any of the Company's subsidiaries or affiliates.


                                   ARTICLE VI
                                  MISCELLANEOUS


         6.1 No Trust. Nothing contained in this Plan and no action taken pursuant to the provisions hereof shall create or deem to create a trust of any kind, or a fiduciary relationship between the Company and the Participant, his or her Beneficiary or any other person. To the extent that any person acquires the right to receive benefits from the Company under this Plan, such right shall be no greater than the right of any other unsecured general creditor of the Company, and such person shall have no claim on, or any beneficial interest in, any assets of the Company. The Company may establish bookkeeping reserves or any funding media, including grantor trusts, to cover its obligation to make the payments contemplated under Article V (Payments), but amounts designated in such bookkeeping reserves or contained in such funding media as are established shall remain solely those of the Company and shall be subject to the claims of the creditors of the Company until actually paid to the Participant or his or her Beneficiary. The provisions of this Plan do not operate as a guarantee that sufficient assets will exist for the Company to pay any Plan benefits.

         6.2 Funding Arrangements. It is the Company's intention that the amounts deferred under this Plan shall be unfunded for tax purposes and for purposes of Title I of ERISA. All such amounts shall continue for all purposes to be part of the general funds of the Company and the Plan shall constitute a mere promise by the Company to make benefit payments in the future. The Company may, but is not required to, deposit in an insurance contract(s) or a trust amounts sufficient to pay benefits under the Plan. Any trust created by the Company and any assets held by the trust to assist the Company in meeting its obligations under the Plan will conform to the terms of the model trust as described in Revenue Procedure 92-64. Any amounts deposited in an insurance contract or trust will be subject to the Company's general creditors in the event of the Company's insolvency or under such other circumstances as may be specified by the insurance contract or trust agreement.

         6.3 Nonforfeitability. The Participant's rights to any payments under this Plan, shall at all times be nonforfeitable, except that in the event the Participant's employment is terminated for Gross Misconduct, or subsequent to his or her termination of employment the Participant engages in Competition with the Company, the Participant shall forfeit any earnings credited to his or her Deferral Account and the Participant shall be entitled only to the amount of Bonus and Base Salary he or she has deferred under the Plan.

         6.4 Spendthrift Provision. Benefits, payments, proceeds, claims, rights or interest of the Participant or his or her Beneficiary to or under this Plan shall not be subject in any manner to any claims, attachments or encumbrances due to the death, contracts, liabilities, engagements or torts of the Participant or his or her Beneficiary, directly or indirectly, or be subject to any claim of any creditor of the Participant or his or her Beneficiary, through legal process or otherwise; nor shall the Participant or his or her Beneficiary be able or permitted in any manner to transfer, encumber, pledge, anticipate, alienate, sell, or assign any such benefits, payments, proceeds, claims, rights or interest, contingent or otherwise.

         6.5 Successors, Etc. This Plan shall be binding upon and benefit the Company and its successors, and the Participant and his or her Beneficiary, their heirs and personal representatives, all in accordance and subject to the terms of this Plan.

         6.6 Severability. Each provision of this Plan shall be independent of and separable from every other provision of this Plan and should any provision of this Plan be deemed or be declared to be contrary to or unenforceable under any law, whether constitutional, statutory or otherwise, all of the remaining provisions of this Plan shall remain in full force and effect.

         6.7 Governing Law. This Plan shall be governed in all respects, whether as to validity, construction, capacity, performance or otherwise, under the laws of the State of Michigan, except to the extent superseded by federal law.

         6.8 No Employment Rights. The Participant's relationship with the Company is that of an employee at will and the Company may terminate his or her employment with the Company at any time, with or without cause, except as may otherwise be set forth in a separate written agreement with the Participant. Nothing contained in this Plan shall be construed as conferring upon the Participant the right to continue in the employ of the Company as an executive or in any other capacity. For purposes of this Section 6.8, the term "Company" includes any subsidiary or affiliate of the Company that employs the Participant.

         6.9 Number Construction. In all cases where they would so apply, words used in the singular shall be construed to include the plural.

         6.10 Amendment and Terminstion of Plan. The Company may amend or terminate this Plan at any time with respect to amounts not yet credited to the Participant's Deferral Account; provided however, no such termination shall affect the Participant's interest in amounts previously deferred. In the event the Plan is terminated, the Company may, in its sole discretion, immediately distribute the balance of the Participants' Deferral Accounts regardless of the Deferral Periods elected pursuant to Section 5.1 (Timing).

         6.11 Interpretation and Implementation. The Administrative Committee shall have exclusive and final authority and sole and absolute discretion with respect to (a) the interpretation and implementation of the terms and provisions of this Plan, (b) exercising any of its powers or duties under this Plan and (c) the adoption or amendment of such procedures or practices as it deems necessary, helpful or appropriate, for purposes of administering this Plan.

         6.12 Administrative Committee. The Administrative Committee may delegate any of its powers, authorities or responsibilities under the Plan to any other person or committee so designated by it in writing. The Administrative Committee may employ the agents or advisors it deems appropriate to fulfill its duties under the Plan. No member of the Administrative Committee shall be personally liable to any person for any action taken or omitted in connection with performing its duties under the Plan, unless due to that member's own willful misconduct, gross negligence, or lack of good faith. Members of the Administrative Committee shall not participate in any action with respect to benefits they may receive as Participants in the Plan.

         6.13 Claims and Appeals. In the event a Participant or Beneficiary believes he or she is entitled to a payment from the Company which has not been made, he or she may submit a claim for benefits to the Administrative Committee. Any denial of the claim shall be made by the Administrative Committee in writing and shall specify the Plan provisions upon which the denial is based and any additional information or documentation which the Participant would need to submit to perfect his or her claim. The Participant may appeal in writing to the Administrative Committee any denial of his or her claim within 90 days following the denial, and shall include any additional information or documentation helpful to support his or her claim. The Administrative Committee's decision shall be made in writing within 90 days of receipt of the appeal and shall be final and binding on the Participant and the Company.

         6.14 Other Benefits. Any other benefits which are based on the Participant's compensation level (e.g., disability, life, or pension benefits) shall be construed to be based on the Participant's compensation before reduction under this Plan, except to the extent such construction would conflict with the terms of that benefit plan. If a conflict exists, the Company shall use its best efforts to revise the other plan to the extent permitted by law.

         IN WITNESS WHEREOF, the Company has caused the Plan to be executed by its duly authorized officer, this 6th day of August, 1999, to be effective September 1, 1999.

                                STEELCASE INC.


                                By: /s/ ALWYN ROUGIER-CHAPMAN
                                    --------------------------------------------
                                    Alwyn Rougier-Chapman
                                    Its: Senior Vice President-Finance,
                                    Chief Financial Officer and Treasurer